Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VizAeras Inc.
3100 Airway Ave, Suite 121
Costa Mesa, CA 92626
www.vizaeras.com

Up to $1,070,000.00 in Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VizAeras Inc.
Address: 3100 Airway Ave, Suite 121, Costa Mesa, CA 92626
State of Incorporation: DE
Date Incorporated: May 28, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 2,140,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 96 hours and receive an additional 20% bonus shares

Super Early Bird

Invest within the first week and receive an additional 15% bonus shares

Early Bird

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

Tier 1

Early Access to Indor Product Pre-Launch with 10% Discount Code (limit five units).

$750+

Tier 2

Early Access to Product Pre-Launch with 20% Discount Code (limit three units).

$1,500+

Tier 3

Early Access to Indor Product Pre-Launch with 40% Discount Code (limit three units).

$3,0000+

Tier 4

Early Access to Indor Product Pre-Launch Announcements with 60% Discount Code (limit four units).

$6,000+

Tier 5

5% Bonus Shares + Early Access to Indor Product Pre-Launch with 100% Discount Code (limit six units).

$12,000+

Tier 6

10% Bonus Shares + Early Access to Indor Product Pre-Launch with 100% Discount Code (limit ten units).

$25,000+

Tier 7

15% Bonus Shares + Early Access to Indor Product Pre-Launch with 100% Discount Code (limit 15 units). PLUS...

A 2.5 hour wine and cheese Duffy electric boat cruise around Newport Harbor (Newport Beach, CA) and lunch on the water at the Cannery Restaurant with the VizAeras Founders and up to four guests. Includes one room and two night stay at the Balboa Bay Resort resort in Newport Beach, and two one hour massages at the resort spa. Air travel not included. Hotel dates and spa treatment subject to resort availability. Perk does not include room service, mini bar access, or other resort amenities.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

VizAeras Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50/share, you will receive 110 shares, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

About Us

Our company, VizAeras, means "Visual Air." We comprise an experienced team of passionate innovators and health creators.

We developed an IoT platform technology, "indor", designed to monitor healthy building conditions also known as Indoor Environmental Quality or "IEQ."

IEQ is most simply described as the conditions inside a building and how it affects the health and well-being of those who occupy it.

With "indor" we can monitor and track not only the carbon dioxide (C02) levels within the air we breathe, but also temperature, humidity, light, sound, exposure to harmful chemicals, gasses, and pollutants, and other critical factors that affect human health and performance inside our homes, offices, classrooms, and retail businesses.

Our team was shocked to learn that the average adult takes approximately 20,000 breaths per day and spends 90% of their time indoors, where pollution can be 2-5X worse than outdoors.

We also learned that indoor pollution causes or aggravates up to 50% of all illnesses. In fact, the U.S. EPA now ranks indoor pollution as a top five environmental risk to public health and estimates that poor indoor air quality affects 33% to 50% of all commercial buildings in the U.S. and is responsible for over 10 million lost workdays per year.

In short, indoor spaces and long-term exposure to indoor pollution can truly affect our health, well-being, productivity, and even business profits!

Often referred to as a 'silent killer', experts believe monitoring and tracking indoor pollution will help save millions of lives and billions of dollars in annual health care costs and productivity loss, globally.

While Google Mapped "The Great Outdoors" OUR VISION at VizAeras is to Map, Track, and Connect "The Great Indoors", providing transparency and real-time public access to indoor pollution levels for any building, from any device for free.

Our unique approach provides building owners and business operators with the ability to not only monitor, track, and publicly share healthy building metrics, but also respond to any potentially harmful conditions in real-time.

VizAeras's patent pending platform technology and monitoring capabilities can also help improve business credibility, occupant health, and public trust by allowing families, employees, co-workers, students, and consumers to easily access, share, and compare indoor health and pollution data for any building.

True to our name, with "VizAeras" we can finally "visualize" indoor pollution levels before entering a building. Access to this critical information could shift immense power to consumers as they factor in overall healthy building conditions when deciding where to spend valuable time and money indoors.

In a post Covid-19 economy, we believe consumers will demand greater transparency and access to healthy indoor spaces.

It's time to protect the most valuable asset inside the building, its occupants.

According to BCC Research, the current market size for Indoor Air Quality (IAQ) sensors and technology represents a $12B annual opportunity. We will initially target the 100M+ U.S. households, schools, daycare centers, office buildings, retail businesses, and restaurants, followed next by government buildings, hospitals, and assisted living facilities.

Our Mission:

To Make Indoor Environments Healthier, Safer, and More Accessible to Everyone.

Our Vision:

Google mapped "The Great Outdoors." VizAeras will be a catalyst for kick starting the healthy building movement, using our proprietary monitoring technology to map, track, and connect "The Great Indoors."

We will bring greater transparency and access to healthy indoor spaces and help protect the most valuable asset inside the building, its occupants.

Our goal is to optimize indoor environments - minimizing indoor pollution levels and occupant exposure - in order to maximize human health and performance.

How We Will Achieve This?

VizAeras will reliably monitor, track, and provide real-time access to the critical factors that affect Indoor Environmental Quality (IEQ) conditions for any building, accessible from any mobile device, free to the masses.

We will also partner with businesses, schools and universities, organizations, and industry thought leaders that share a similar vision and passion for creating and optimizing healthy indoor environments.

How is VizAeras's Approach - and the indor Technology - Unique, Better, and Different?

To our knowledge, no other indoor air and indoor environmental quality (IEQ) monitoring system on the market today is bringing transparency and access to the masses like indor, providing building occupants with the following differentiating capabilities and benefits:

1) Indor provides complete transparency and access to the critical factors that affect healthy building conditions, we're talking about indoor air quality and pollution levels, and it's 2-5X worse inside than outside. Because we spend 90% of our time indoors and take ~20,000 breaths per day, what we breathe really matters. It affects our health, well-being, productivity, test scores, and even business profits!

Get complete real-time access to the healthy building metrics and overall Indoor Environmental Quality (IEQ) conditions that affect human health and performance for any location from any device for free. Scan a building QR code or access a publicly available link and 'know before you go.' Who else does that? We searched. Carefully. For a year. Couldn't find it. So we built it. And our patent pending utility application with the U.S. Patent Trademark Office covers these capabilities and more.

2) Indor provides the ability to publicly share data and links to healthy (or unhealthy) indoor building conditions and promote healthy businesses (or report bad actors) on websites such as Yelp, Glassdoor, and/or various social media platforms. This approach allows Indoor Environmental Quality (IEQ) information and links to be easily shared with family, friends, students, employees, co-workers, and customers. In a post Covid-19 world, consumers will demand greater transparency and access to information that affects their health, well-being, and personal productivity levels.

We believe consumers have the right to know what they are breathing inside the buildings where they spend 90% of their lives (and most of their hard-earned money).

3) Indor provides users with the ability to easily compare healthy building conditions with favorite or frequented locations and monitor, analyze, and track personal exposure to harmful pollution levels at various locations over specified periods of time.

Indor is bringing transparency and awareness to healthy building conditions with the goal of optimizing indoor environments - minimizing indoor pollution levels and occupant exposure - in order to maximize human health and performance.

Competitors and Industry

Competitors: Awair, AirThings, Airthinx, uHoo, IQAir

Our most unique feature is the ability to easily access, share, and compare Indoor Environmental Quality (IEQ) conditions (including indoor air quality) for any building in real-time free from any device, before you enter.

The indor device combines up to 20 different sensors and key features to help provide a complete picture of any building's IEQ conditions.

Unlike any of the aforementioned competitors, VizAeras utilizes NB-IoT (NarrowBand) and neighboring technology to allow for quick installation and simple integration. This also improves reliability, scalability, quality of service, and security. Another major advantage is incredibly low latency to provide critical healthy building metrics instantly to any building's most valuable asset - its occupants.

Current Stage and Roadmap

We are currently testing Version 3.0 of the Indor hardware device and have been collecting indoor air quality data and other healthy building metrics for more than five months from a half dozen locations. The indor device is ready for mass production and first orders are expected to ship Winter 2022, upon successful funding.

The VizAeras software and mobile apps are fully reporting and in the UX/UI development stage. The dashboard is accessible and we are currently completing user features and functionality.

We are in talks with several major school districts in California and Texas and are building out and populating remarketing audiences for online eCommerce promotions and product pre-sales.

The Team

Officers and Directors

Name: Carl Tautenhahn

Carl Tautenhahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 28, 2020 - Present
  Responsibilities: Administrative, Operations, and Business Development Duties as needed.

Other business experience in the past three years:

- **Employer:** Photo Booth Options, Inc.
  Title: Co-Founder
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Business Development

Name: Gerald Tautenhahn

Gerald Tautenhahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CTO
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Everyday Operations, Technology, Software and Hardware Build.

Other business experience in the past three years:

- **Employer:** Photo Booth Options, Inc.
  Title: CTO
  Dates of Service: January 01, 2012 - March 10, 2020
  Responsibilities: Developed and maintained data collection software

Name: Kevin Maloney

Kevin Maloney's current primary role is with iTrustCapital. Kevin Maloney currently services 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder/COO
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Operations, Finance, and Business Development

Other business experience in the past three years:

- **Employer:** International Executive Council
  Title: Co-Founder
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Management of Executive Networking Events

Other business experience in the past three years:

- **Employer:** RevOZ Capital - Family Office
  Title: VP of Investor Relations
  Dates of Service: May 01, 2018 - October 15, 2020
  Responsibilities: Liaison with ultra-high net worth investors and family office partners

Other business experience in the past three years:

- **Employer:** iTrustCapital
  Title: Corporate Development and Investor Relations
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Corporate Development and Investor Relations

Name: Don Donovan

Don Donovan's current primary role is with Baker Street Labs. Don Donovan currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Strategic Marketing, Brand Management, and Consumer Behavior Analysis

Other business experience in the past three years:

- **Employer:** Baker Street Labs
  Title: Founder/CEO
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Business Development, Strategic Marketing, and Consumer Behavioral Analysis

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a service and product to measure indoor air quality. Our revenues are therefore dependent upon the market for understanding indoor air quality.

We may never have an operational product or service
It is possible that there may never be an operational indor hardware device, by VizAeras or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its

stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for indor. Delays or cost overruns in the development of indor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
VizAeras, Inc. was formed on June 2, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VizAeras, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that VizAeras is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company

has filed for patents, trademarks, registered Internet domain names and holds multiple trade secrets. Aside from our team we believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on VizAeras or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on VizAeras could harm our reputation and materially negatively impact our financial condition and business.

Global Microchip Supply Constraints
Increased demand for consumer electronics and Covid-19 has caused supply constraints for microchips within the electronics industry. This could negatively impact our anticipated manufacturing and production timelines.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Carl Tautenhahn	5,751,239	Common Stock	33.15
Gerald Tautenhahn	5,751,239	Common Stock	33.15
Kevin Maloney	4,111,638	Common Stock	23.7

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 17,347,000 outstanding.

Voting Rights

Each stockholder is entitled to one vote for each share held by such stockholder which has voting power upon the matter in question.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For the financial review period ending 12/31/2020, the fully diluted amount of shares outstanding includes 181,000 shares to be issued pursuant to stock options issued.

Fully diluted shares as of August 31, 2021, includes 196,000 shares to be issued pursuant to stock options granted.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Similar to most startups, initially operating at a loss, the founders have, and will continue, to fund the company until the product launch or sufficient outside investment capital is secured.

Foreseeable major expenses based on projections:

Our major expenses moving forward will be manufacturing and marketing.

Future operational challenges:

Scaling customer service and technical support, and being able to access the latest sensors and processors in volume in order to meet anticipated product demand.

Future challenges related to capital resources:

Given the current demand, interested, and global awareness for indoor air quality, we believe our highly differentiated and patent-pending Indor air quality system will attract significant pre-orders, and with strong pre-orders, we are confident we will attract equity or debt capital to support and scale the business. In the meantime, the founders have committed nearly $300K of personal capital to develop prototypes, test the market, prove the business model, explore distribution and manufacturing options, and mitigate overall business risk.

Future milestones and events:

Winter 2022 - Secure Thousands Of Pre-Orders

Spring 2022 - Secure Sales And Distribution Partners

Launch Ad Campaigns Targeting 25M U.S. Asthma Population And 65M U.S. Households With Kids Under 18 That Want To Create Healthier And Safer Living Conditions For Themselves And Loved Ones In The Home.

Bulk Purchasing Of Electronic Components Will Also Greatly Reduce Manufacturing Costs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Personal advancements from the founders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The use of proceeds from StartEngine will be used for manufacturing and marketing along with the founders advancements to amplify growth and reduce time to market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary to the viability of the company. These funds will help alleviate some potential risks and help increase product awareness and time to market.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With a $100K minimum threshold, the company believes it will be able to complete V3 of the software / hardware designs, complete the app, and attract significant pre-orders with targeted advertising over the first 3-4 month period.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe we can operate the company for 12-14 months with a $1M equity raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will continue to explore equity and debt funding options to support the company's product vision and sales strategy until we achieve cash flow positive status.

We are also exploring non-dilutive clean-tech and clean-air focused government grant options.

Indebtedness

- **Creditor:** Carl and Gerald Tautenhahn
  Amount Owed: $124,419.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001
  On May 1, 2021, the CEO and CTO (Carl and Gerald Tautenhahn) advanced $49,975 to the Company as a loan for operational expenses. On June 9, 2021, the CEO and CTO (Carl and Gerald Tautenhahn) advanced $74, 444 to the Company as a loan for operational expenses. There are no material terms or a maturity date on the advance.

- **Creditor:** Carl and Gerald Tautenhahn
  Amount Owed: $131,623.00
  Interest Rate: 6.0%
  Maturity Date: May 18, 2026
  During the period of inception (May 28, 2020) to December 31, 2020, the Company's CEO and CTO, advanced a total of $131,623 to the Company. The loan is secured by a promissory note issued May 18, 2021, payable from the first proceeds of the Company's next equity financing of at least $2 million dollars. The Note calls for interest on the outstanding principle of 6% per annum. The

Note calls for a maximum of 50% of the Note and Interest payable in cash, with the remaining 50% in company stock options priced at $0.50 per share, with a five-year expiration of the date of this agreement. Alternatively, at any time, the Holders(s) may elect to convert up to 100% of the Note and Interest into Company stock options priced at $0.50 per share, with a five-year expiration from the date of this agreement.

Related Party Transactions

- **Name of Entity:** Kevin Maloney
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $42,400 in accrued salary
  Material Terms: On May 1, 2020, the Company entered into an employment agreement with the Chief Operating Officer of the Company. The agreement term is May 1, 2020, to December 31, 2020, with an additional renewal term of 1 year. The agreement calls for a base salary of $60,000 plus 6% interest per annum on outstanding accrued salaries from May 1, 2020. All accrued and unpaid interest thereunder, is payable from the first proceeds of the Company's next equity financing of at least $2 million dollars. As of December 31, 2020, the Company had accrued $42,400 of salary payable to him.

- **Name of Entity:** Carl Tautenhahn
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $42,400 in accrued salary
  Material Terms: On May 1, 2020, the Company entered into an employment agreement with the Chief Executive Officer of the Company. The agreement term is May 1, 2020, to December 31, 2020, with an additional renewal term of 1 year. The agreement calls for a base salary of $60,000 plus 6% interest per annum on outstanding accrued salaries from May 1, 2020. All accrued and unpaid interest thereunder, is payable from the first proceeds of the Company's next equity financing of at least $2 million dollars. As of December 31, 2020, the Company had accrued $42,400 of salary payable to him.

- **Name of Entity:** Gerald Tautenhahn
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $42,400 in accrued salary
  Material Terms: On May 1, 2020, the Company entered into an employment agreement with the Chief Technology Officer of the Company. The agreement term is May 1, 2020, to December 31, 2020, with an additional renewal term of 1 year. The agreement calls for a base salary of $60,000 plus 6% interest per annum on outstanding accrued salaries from May 1, 2020. All accrued and unpaid interest thereunder, is payable from the first proceeds of the Company's next equity financing of at least $2 million dollars. As of December 31, 2020, the Company had accrued $42,400 of salary payable to him.

- **Name of Entity:** Photo Booth Options, Inc.
  Names of 20% owners: Carl Tautenhahn, Gerald Tautenhahn
  Relationship to Company: Lessor for Office Space
  Nature / amount of interest in the transaction: Sublease for $12,157.00
  Material Terms: On May 1, 2020, the Company entered into a sublease agreement with Photo Booth Options, Inc. a company owned by the Company's CEO and the Company's CTO, located at 3100 Airway Ave. Suite 121, Costa Mesa, CA. The lease calls for rent payments of $3163.18 in monthly payments. As of December 31, 2020, the company paid $13,148 in rent and has accrued $12,157 (included in the $131,623 payable to the Company's CEO and CTO noted below) in rent payable to the Company's CEO and CTO.

- **Name of Entity:** Carl Tautenhahn and Gerald Tautenhahn
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $131,623 advanced for operations
  Material Terms: During the period of inception (May 28, 2020) to December 31, 2020, the Company's CEO and CTO, advanced a total of $131,623 to the Company. The loan is secured by a promissory note issued May 18, 2021, payable from the first proceeds of the Company's next equity financing of at least $2 million dollars. The Note calls for interest on the outstanding principle of 6% per annum. The Note calls for a maximum of 50% of the Note and Interest payable in cash, with the remaining 50% in company stock options priced at $0.50 per share, with a five-year expiration of the date of this agreement. Alternatively, at any time, the Holders(s) may elect to convert up to 100% of the Note and Interest into Company stock options priced at $0.50 per share, with a five-year expiration from the date of this agreement. On May 1, 2021, the CEO and CTO (Carl and Gerald Tautenhahn) advanced $49,975 to the Company as a loan for operational expenses. On June 9, 2021, the CEO and CTO (Carl and Gerald Tautenhahn) advanced $74, 444 to the Company as a loan for operational expenses.

- **Name of Entity:** Carl Tautenhahn, Kevin Maloney, and Gerald Tautenhahn
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Common stock issued
  Material Terms: On September 4, 2020, the Company issued 15,000,000 shares of common stock at $0.001 per share for proceeds of $0 to the Company Chief Operating Officer, Chief Executive Officer, and Chief Technology Officer.

- **Name of Entity:** Kevin Maloney
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: 5,000 options issued to the COO
  Material Terms: On September 4. 2020 the Company granted 5,000 options to purchase the Company's common stock to the Company's COO. The options expire upon the five-year anniversary date of the grant.

Valuation

Pre-Money Valuation: $8,673,500.00

Valuation Details:

The company has determined its pre-money valuation based on an analysis of multiple factors.

We have carefully analyzed similar hardware/software companies in our industry. Our direct competitors such as Awair, Airthings, Atmotube, and IQAir were very instrumental in our valuation using their current sales volumes, product sales rank on Google and Amazon, and the overall amount of traffic each brand drives according to Google Analytics to ensure current market values. Several other indirect competitors such as Dylos and Plume Labs were also used for further technical analysis and to support additional sales channels. Finally, we factored in companies listed on the StartEngine platform that seemed to be at a similar stage to further validate our valuation.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  Proceeds will be used for operations, marketing, and low-volume rapid prototyping for testing and product demonstration purposes.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  23.5%
  This portion of funds will be used for the operations of the VizAeras.

- *Marketing*
  32.0%
  Commission for Sales Channels with VizAeras will be established and in place. Affiliate marketing arrangements will compliment direct ad sales, along with proceeds for influencers and sponsored posts to drive additional sales traffic.

- *Inventory*
  41.0%
  Proceeds will be used for initial manufacturing and product support. Manufacturing will consist of turnkey product production, assembly, packaging, and customer support.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.vizaeras.com (Investor Relations Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vizaeras

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VizAeras Inc.

[See attached]

VIZAERAS, INC.

FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 28, 2020 (INCEPTION) TO DECEMBER 31, 2020

INDEX TO FINANCIAL STATEMENTS

PINNACLE
Accountancy Group of Utah
Certified Public Accountants

a dba of Heaton & Company, PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vizaeras, Inc.
Costa Mesa, CA

We have reviewed the accompanying financial statements of Vizaeras, Inc. (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations and changes in stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
Farmington, Utah
July 16, 2021

Farmington Office:
1438 North Highway 89, Ste. 120
Farmington, UT 84025
(801) 447-9572

Members of the AICPA and UACPA
www.pinncpas.com

Ogden Office:
3590 Harrison Blvd. Ste. GL-2
Ogden, UT 84403
(801) 399-1183

VIZAERAS, INC.
Balance Sheet
(Unaudited)

		As of December 31, 2020
ASSETS		
Current Assets		
Cash	$	2,975
Right of use asset - operating lease		34,182
Total Current Assets		37,157
TOTAL ASSETS	$	37,157
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accrued salaries payable	$	127,200
Due to related parties		131,448
Lease liability		34,182
Total Current Liabilities		292,830
Total Liabilities		292,830
Stockholders' Deficit		
Common stock: 50,000,000 shares authorized;		
15,172,000 shares issued and outstanding with par value of $0.001 each		15,172
Accumulated deficit		(270,845)
Total Stockholders' Deficit		(255,673)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	37,157

The accompanying notes are an integral part of these unaudited financial statements.

VIZAERAS, INC.
Statement of Operations
(Unaudited)

		From inception (May 28, 2020) to December 31, 2020
Operating Expenses		
General and administrative	$	108,027
Management Salaries		142,200
Research and development		20,618
Total operating expenses		270,845
Net loss	$	(270,845)
Basic and Diluted Loss per Common Share	$	(0.03)
Basic and Diluted Weighted Average Common Shares Outstanding		8,229,101

The accompanying notes are an integral part of these unaudited financial statements

VIZAERAS, INC.
Statement of Changes in Stockholders' Deficit
For the Period from Inception (May 28, 2020) to December 31, 2020

(Unaudited)

	Common Stock						
	Number of Shares		Amount		Accumulated Deficit		Total
Balance - May 28, 2020 (inception)	-	$	-	$	-	$	-
Issuance of common stock for compensation	15,172,000		15,172		-		15,172
Net loss	-		-		(270,845)		(270,845)
Balance - December 31, 2020	15,172,000	$	15,172	$	(270,845)	$	(255,673)

The accompanying notes are an integral part of these unaudited financial statements.

VIZAERAS, INC.
Statement Of Cash Flows
(Unaudited)

		From Inception (May 28, 2020) to December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(270,845)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation		15,172
Changes in current assets and liabilities:		
Accrued salaries payable		127,200
Net cash used in operating activities		(128,473)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from related parties		131,448
Net cash provided by Financing Activities		131,448
Net cash increase for the period		2,975
Cash at beginning of period		-
Cash at the end of the period	$	2,975
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Initial recognition of operating right of use asset and operating lease liability	$	61,171

The accompanying notes are an integral part of these unaudited financial statement.

VIZAERAS, INC.
Notes to Financial Statements
December 31, 2020
(Unaudited)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

VizAeras, Inc., ("VizAeras, Inc.," "the Company," "we" or "us") (formerly VizualAir Inc.) was incorporated in the State of Delaware on May 28, 2020. It is based in Costa Mesa, California. On October 22, 2020, the Company filed a Certificate of Amendment with the State of Delaware to effectuate a name change. As a result of the name change, the Company's name changed from VizualAir Inc. to VizAeras, Inc. The name change was approved by the Company's Board of Directors on October 6, 2020. The Company's fiscal year end is December 31.

The Company developed an IoT platform technology, "indor", designed to monitor healthy building conditions also known as Indoor Environmental Quality or "IEQ." With "indor" customers can monitor and track the carbon dioxide (C02) levels in the air as well as the temperature, humidity, light, sound, exposure to harmful chemicals, gasses, pollutants, and other critical factors that affect human health and performance inside our homes, offices, classrooms, and retail businesses. The Company's target market includes households, retail businesses and restaurants, schools and universities and commercial office and government building.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of December 31, 2020, the Company has an accumulated deficit of $270,845 and has not recognized any revenues from the date of inception (May 28, 2020) to December 31, 2020.

The ability of the Company to obtain profitability is dependent upon, among other things, obtaining additional financing to continue operations, and development of its business plan. In response to these problems, management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $2,975 in cash as of December 31, 2020.

Intellectual Property

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Patents, technology and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Net Loss Per Share of Common Stock

The Company has adopted ASC Topic 260, "Earnings per Share," ("EPS") which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Potentially dilutive securities (such as warrants, options, convertible preferred stock, and convertible debt) are excluded from the computation of dilutive earnings (loss) per share when their effect would be anti-dilutive. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method and as if converted method. Potentially dilutive securities were excluded from the computation of diluted earnings per share for the year ended December 31, 2020 because their effect was anti-dilutive. Dilutive potential common shares include 181,000 outstanding stock options.

Related Parties

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. (Note 4)

Fair Value Measurements

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

- Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

- Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company's financial instruments, including cash, accounts payable and accrued liabilities, are carried at historical cost. At December 31, 2020, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Leases

The Company accounts for lease agreements in accordance with "Accounting Standards Codification Topic 842 Leases (ASC 842)" using the modified retrospective basis for all agreements

The Company recognizes a right-of-use asset and lease liability for all financing and operating leases with terms greater than twelve months. The lease liability is measured based on the present value of the lease payments not yet paid. The right-of-use asset is measured based on the initial measurement of the lease liability adjusted for any direct costs incurred upon commencement of the lease. The right-of-use assets are amortized on a straight-line basis over the lease term and are tested for impairment in a manner consistent with the other long-lived assets held by the Company.

Income Taxes

The Company accounts for income taxes pursuant to FASB ASC 740 "Income Taxes". Pursuant to ASC 740 deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. At December 31, 2020, there were no unrecognized tax benefits.

Stock Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees, directors and non-employees, the fair value of the award is measured on the grant date. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Stock-based compensation expense is recorded by the Company in the same expense classifications in the consolidated statements of operations, as if such amounts were paid in cash.

Employees

The Company accounts for share-based compensation under the fair value method which requires all such compensation to employees, including the grant of employee stock options, to be calculated based on its fair value at the measurement date (generally the grant date), and recognized in the consolidated statement of operations over the requisite service period.

Nonemployees

During June 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07") to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees. The Company elected to adopt ASU 2018-07 early. Under the requirements of ASU 2018-07, the Company accounts for share-based compensation to non-employees under the fair value method which requires all such compensation to be calculated based on the fair value at the measurement date (generally the grant date) and recognized in the statement of operations over the requisite service period.

Recently Issued Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. For the Company, the new standard will be effective on January 1, 2021 and we do not expect the adoption of this guidance to have a material impact on our financial statements.

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 - EQUITY

Common Stock

The Company has authorized 50,000,000 common shares with a par value of $0.001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

On September 4, 2020, the Company issued 15,000,000 shares of common stock at $0.001 per share to founders of the Company as stock-based compensation for services provided. (Note 4)

On November 10, 2020, the Company issued 172,000 shares of common stock to third party consultants as consideration for services rendered.

As of December 31, 2020, the Company had 15,172,000 common shares issued and outstanding.

NOTE 4 - RELATED PARTY TRANSACTIONS

On May 1, 2020, the Company entered into an employment agreement with the Chief Operating Officer (COO) of the Company. The agreement term is May 1, 2020, to December 31, 2020, with an additional renewal term of 1 year. The agreement calls for a base salary of $60,000 plus 6% interest per annum on outstanding accrued salaries from May 1, 2020. All accrued and unpaid interest thereunder, is payable from the first proceeds of the Company's next equity financing of at least $2 million. As of December 31, 2020, the Company had accrued $42,400 of salary payable to the COO.

On May 1, 2020, the Company entered into an employment agreement with the Chief Executive Officer (CEO) of the Company. The agreement term is May 1, 2020, to December 31, 2020, with an additional renewal term of 1 year. The agreement calls for a base salary of $60,000 plus 6% interest per annum on outstanding accrued salaries from May 1, 2020. All accrued and unpaid interest thereunder, is payable from the first proceeds of the Company's next equity financing of at least $2 million dollars. As of December 31, 2020, the Company had accrued $42,400 of salary payable to the CEO.

On May 1, 2020, the Company entered into an employment agreement with the Chief Technology Officer (CTO) of the Company. The agreement term is May 1, 2020, to December 31, 2020, with an additional renewal term of 1 year. The agreement calls for a base salary of $60,000 plus 6% interest per annum on outstanding accrued salaries from May 1, 2020. All accrued and unpaid interest thereunder, is payable from the first proceeds of the Company's next equity financing of at least $2 million dollars. As of December 31, 2020, the Company had accrued $42,400 of salary payable to CTO.

On May 1, 2020, the Company entered into a sublease agreement with Photo Booth Options, Inc. a company owned by the Company's CEO and the Company's CTO, located at 3100 Airway Ave. Suite 121, Costa Mesa, CA. The lease calls for rent payments of $3,163.18 in monthly payments. As of December 31, 2020, the Company paid $13,148 in rent and has accrued $12,157 (included in the $131,623 payable to the Company's CEO and CTO noted below) in rent payable to the Company's CEO and CTO.

During the period of inception (May 28, 2020) to December 31, 2020, the Company's CEO and CTO, advanced a total of $131,623 to the Company. The loan is secured by a promissory note issued May 18, 2021, payable from the first proceeds of the Company's next equity financing of at least $2 million dollars. The Note calls for interest on the outstanding principle of 6% per annum. The Note calls for a maximum of 50% of the Note and Interest payable in cash, with the remaining 50% in company stock options priced at $0.50 per share, with a five e-year expiration of the date of this agreement. Alternatively, at any time, the Holders(s) may elect to convert up to 100% of the Note and Interest into Company stock options priced at $0.50 per share, with a five-year expiration from the date of this agreement.

On September 4, 2020, the Company issued 15,000,000 shares of common stock at $0.001 per share as founder shares to the Company's Chief Operating Officer, Chief Executive Officer, and Chief Technology Officer.

On September 4. 2020 the Company granted 5,000 options to purchase the Company's common stock to the Company's COO. The options expire upon the five-year anniversary date of the grant.

As of December 31, 2020, the amount due to the related parties was $258,823.

NOTE 5 – LEASES

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The ASU introduces a new leasing model for both lessees and lessors. Topic 842 provides guidance in how to identify whether a lease arrangement exists. Management has evaluated its leasing arrangements and has classified these as operating leases. Additionally, the lease terms of each of our office leases are short term in nature, however, the Company elected to apply ASC Topic 842 to these leases, because we intend to renew each lease for terms longer than 12 months. As a result of the adoption of ASC Topic 842, the Company recognized a right-of-use asset and operating lease liabilities of $34,183 based on the present value of the minimum rental payments utilizing a discount rate of 4.28%.

Operating Lease Obligations

On May 1, 2020, the Company entered into a sublease agreement with Photo Booth Options, Inc. a company owned by the CEO, located at 3100 Airway Ave. Suite 121, Costa Mesa, CA. The lease calls for rent payments of $3,163.18 in monthly payments. The lease began May 1, 2020 and continues on a month to month bases until the Sublandlord or the Subtenant terminates the tenancy. The provision of the Sublease is subject to the terms and restrictions in the Master Lease, which has an expiration date of November 30, 2021.

		December 31, 2020
Operating lease ROU assets	$	34,182
Current portion of operating lease liabilities		34,182
Noncurrent portion of operating lease liabilities		-
Total operating lease liabilities	$	34,182

Information associated with the measurement of our remaining operating lease obligations as of December 31, 2020, is as follows:

Weighted-average remaining lease term	0.92 years
Weighted-average discount rate	4.28%

Future minimum lease payments under operating leases that have initial non-cancelable lease terms at December 31, 2020, were as follows:

Period Ended December 31, 2020	$	-
Thereafter		34,795
Total operating lease payments	$	34,795
Less: Imputed interest		(613)
Total operating lease liabilities	$	34,182

Balance - May 28, 2020	$	-	
Lease Liability additions		61,171	
Lease payment		(25,305)	8 months
Interest expense on lease liabilities		(1,684)	
Balance - December 31, 2020	$	34,182	

NOTE 6 - SHARE-BASED COMPENSATION

Stock Options

During the period from inception (May 28, 2020) to December 31, 2020, the Company granted options for the purchase of the Company's common stock to certain directors, employees, and consultants as consideration for services rendered. The terms of the stock option grants are determined by the Company's Board of Directors. The Company's stock options expire upon the five-year anniversary date of the grant.

The following summarizes the stock option activity for the period from inception (May 28, 2020) to December 31, 2020:

	Options Outstanding			
	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Outstanding, May 28, 2020	-	$	-	
Granted	181,000		0.50	4.85
Exercised	-		-	
Forfeited/cancelled	-		-	
Outstanding, December 31, 2020	181,000	$	0.50	4.85
Exercisable options, December 31. 2020	181,000	$	0.50	4.85

The weighted average grant date fair value of stock options granted during the period from inception (May 28, 2020) to December 31, 2020 was $0. The total fair value of stock options that were granted during the period from inception (May 28, 2020) to December 31, 2020 was $0. The fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions for stock options granted during the period from inception (May 28, 2020) to December 31, 2020:

Expected term	2.50 years

Expected average volatility	33 - 34%
Expected dividend yield	-
Risk-free interest rate	0.16 -0.23%

Volatility is a measure of the amount by which a financial variable such as share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company had no trading symbol, thus a level 1 of ASC 820 measurement is not achievable. With no trading symbol we looked at previous equity sales to determine a level 2 valuation; however, prior share insurance were non-cash transactions and, therefore, must be used in conjunction with other measurement techniques. On this basis, we also performed a level 3 valuation of par ($0.001) and used two companies with operations in industries similar to the Company in order to determine a stock volatility for the period. The risk-free interest rate is based on the published yield available on U.S. Treasury issues with an equivalent term remaining equal to the expected life of the stock option. The expected lives of the stock options represent the estimated period of time until exercise or forfeiture and are based on the simplified method of using the mid-point between the vesting term and the original contractual term.

NOTE 7 – PROVISION FOR INCOME TAXES

The Company provides for income taxes under ASC 740, "*Income Taxes.*" Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

The components of the Company's deferred tax asset and reconciliation of income taxes computed at the statutory rate to the income tax amount recorded as of December 31, 2020, are as follows:

		December 31, 2020
Net operating loss carry forward	$	(270,846)
Statutory tax rate		21%
Deferred tax asset	$	(56,878)
Less: Valuation allowance		56,878
Net deferred asset		-

As of December 31, 2020, the Company had $270,846 in net operating losses ("NOLs") that may be available to offset future taxable income can be carryforward indefinitely. In accordance with Section 382 of the U.S. Internal Revenue Code, the usage of the Company's net operating loss carry forwards is subject to annual limitations following greater than 50% ownership changes. Tax returns for the period ended 2020 are subject to review by the tax authorities.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through July 16, 2021, which is the date when the financial statements were available to be issued to determine if they must be reported. The Company determined that the events below there were no reportable subsequent events to disclose in these financial statements.

On February 22, 2021, the Company entered into an agreement with the Company CEO, COO, and CTO (the "Assignors"), to purchase all rights to certain improvements in "A HEALTHY INDOOR ENVIRONMENT AND AIR QUALITY MONITORING SYSTEM AND METHOD FOR ACCESSING AND SHARING INFORMATION PUBLICALLY" invented by the Assignors and a U.S. provisional application (collectively referred to as the "Application) filed February 22, 2021 in consideration of the sum of One Dollar ($1.00). The agreements grants the Company the full, exclusive and entire right, title, and interest in and to said application, including in and to any conventional, division, continuation, continuation-in-part, substitution, reissue, renewal, reexamine, continued prosecution application ("CPA"), or request for continued examination ("RCE") thereof.

On May 1, 2021, the CEO and CTO (Carl and Gerald Tautenhahn) advanced $49,975 to the Company as a loan for operational expenses.

On June 9, 2021, the CEO and CTO (Carl and Gerald Tautenhahn) advanced $74, 444 to the Company as a loan for operational expenses.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

VizAeras

IoT Monitoring Platform for Healthy Indoor Environments.


indôr

Website | Costa Mesa, CA | CLEAN TECHNOLOGY

$0.00 raised

0 Investors	$8.67M Valuation
$0.50 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

VizAeras is a team of innovators who developed an IoT platform technology "indor" to monitor Indoor Environmental Quality. The tool assesses healthy building conditions through tracking carbon dioxide levels, temperature, humidity, light, sound, and exposure to harmful pollutants. VizAeras is on a mission to map, track, and connect "The Great Indoors" to provide free, real- time public access to building pollution levels from any mobile device.

Reasons to Invest

- Invest in a $9 billion industry. The Indoor Air Quality Market is projected to grow at a CAGR of 1.6% from 2020-2025.
- Indor is compliant with California Assembly Bill AB 841 (September 2020) carbon dioxide monitoring requirements which mandates CO2 indoor air quality monitoring inside every classroom to help reduce pathogen transmission and infection risk. Restaurants, gyms and businesses in other states are following suit.
- Address global indoor pollution and public health risks. The U.S. EPA ranks indoor pollution as a top five environmental risk to public health. According to the U.S. EPA, indoor pollution is responsible for over 10 million lost workdays per year, resulting in billions of dollars in healthcare costs and lost productivity. Support the growing workforce and increase employee confidence post Covid-19. According to the U.S. EPA, indoor pollution is responsible for over 10 million lost workdays per year, resulting in billions of dollars in healthcare costs and lost productivity.

Source | Source | Source

VizAeras has designed, developed, built, and is currently testing V3 prototypes of it's IoT platform technology and portable hardware device for monitoring indoor pollution levels and other indoor environmental conditions.

VizAeras developed an IoT platform technology designed to monitor and track healthy home and building conditions. The "Indor" app and portable hardware device assesses Indoor Environmental Quality or "IEQ" by tracking exposure to harmful pollutants and other critical factors that affect occupant health and well-being.

Because most adults and children spend up to 90% of their lives indoors and take about 20,000 breaths per day, indoor spaces and exposure to indoor pollutants can seriously affect their health, productivity, test scores, and even business profits.

VizAeras is on a mission to make our homes and other indoor environments healthier, safer, and more accessible to everyone - minimizing indoor pollution levels and exposure - in order to maximize human health and performance in the places where we live, work, learn, heal, pray, and play.
While Google mapped "The Great Outdoors," VizAeras is committed to map, track, and connect "The Great Indoors," providing real- time, safe and secure access to indoor pollution levels found in our homes, classrooms, and commercial buildings, from any mobile device.

The Indor app and small, portable, wireless hardware device not only measures the carbon dioxide levels in air we breathe inside, but also temperature, humidity, particulate matter or “PM”, light, sound, and exposure to the most harmful chemicals and pollutants known as “VOCs”, found in our homes, classrooms, and businesses.

Our unique approach provides homeowners and business operators with the ability to not only monitor, track, and securely share access to healthy building conditions with occupants, but also respond to any potentially harmful conditions in real-time in order to keep loved ones, employees, and customers safe, productive and healthy.

Founded in early 2020 and based in Costa Mesa, California, VizAeras, which translates to “Visual Air”, comprises a passionate and dedicated team of innovators, consultants, and respected business advisors with expertise in hardware, software, business development, operations, finance, and developing and marketing high tech consumer products and integrated business solutions.

OVERVIEW

Making The Indoors great again

On a mission to make The Great Indoors healthy again, VizAeras created a portable, IoT-based sensor to monitor the health and quality of indoor environments where we live, work and play. The Indor device will help assess air and environment quality in homes, classrooms, offices, and retail businesses. By tracking and reporting levels of carbon dioxide, temperature, humidity, light, sound, exposure to chemicals, and more, consumers can now access and see real-time pollution data for any buildings they visit, and before they enter. Consumers will be able to track, share, compare, and promote data on their most frequent or favorite locations , and have confidence that their homes and buildings they spend their valuable time and money in are safe for their families, themselves, customers, and employees.


indôr
IoT Monitoring Platform for
Healthy Indoor Environments

**Images are of the prototype product. Indor is not currently available on the market.*

THE PROBLEM

No easy way to monitor indoor pollution

The average person spends up to 90% of their time indoors, where pollution levels can be 2-5X worse than outdoors, and can cause or aggravate up to 50% of all illnesses. Indoor pollution can have a big impact on human health from poor concentration and fatigue to respiratory disease. Factors such as carbon dioxide levels, temperature, humidity, and exposure to particulate matter and other harmful volatile organic compounds (VOCs) and pollutants also have a large impact on employee health and business productivity.

FACTS

Air quality is

2-5X Worse

indoors than outdoors





Up to

50% of Illnesses

are caused by indoor air pollution

Symptoms of Indoor Air Pollution

- Worsening asthma, allergies, respiratory problems
- Headaches & nausea
- Shortness of breath
- Sinus congestion, sneezing, cough
- Eye, skin, nose & throat irritations
- Memory loss, dizziness, fatigue & depression

Sources of Indoor Air Pollutants

- Molds & bacteria
- VOCs released from furnishings & building materials
- Carbon monoxide
- Dust mites
- Combustion gases
- Chemical fumes from paints & solvents
- Outdoor air pollutants
- Cigarette & tobacco smoke
- Chemicals from cleaning products
- Animal hair & dander

The U.S. EPA ranks indoor pollution as a top five environmental risk to public health and estimates that poor indoor air quality affects 33% to 50% of commercial buildings in the U.S. and is responsible for over 10 million lost workdays per year and billions of dollars in healthcare costs and productivity losses. Globally, approximately 3.8 million people die every year as a result of indoor air pollution.

US EPA RANKS



Indoor air pollution as

Top 5 Environmental Risk

to public health

While most people spend 90% of time indoors on average, there is no easy way to track indoor pollution. Homeowners, renters, teachers, and business owners don't have any visibility into their building's Indoor Environmental Quality (IEQ) or know how to improve it. Indor provides users with the ability to monitor, track, share, and compare indoor pollution data and also respond to any potentially harmful conditions in real-time.


FACTS
90%
of our time is spent indoors with no way to monitor how poor the air quality is

THE SOLUTION

Connected IoT sensors to track building air quality

To address these concerns, VizAeras created Indor, a portable IoT hardware sensor and integrated app which monitors indoor air and environmental conditions where we live, work, and play. Indor detects home and building air quality and pollution levels as well as light and sound and other factors that affect human health and performance. With Indor, consumers can now easily access and "see" the indoor air and environmental quality for the buildings they are walking into. According to experts, a 2x increase in ventilation can improve employee cognitive ability, productivity, and business profits by up to 10%.


indôr
CO_2
Carbon
Dioxide

**Images are of the prototype product. Indor is not currently available on the market.*

The Indor device tracks light, sound, and air quality in buildings, and then securely transmits the data to mobile devices in real-time. Indor provides transparency, safety, and consumer confidence that indoor air and environmental conditions are safe to be in.



Cutting edge sensor modules measure indoor pollution levels & overall IEQ

No WIFI required, narrowband IoT ensures simple, secure, remote access

Proprietary technology platform with seamless smart system integration

AI & data can predict employee health & business productivity trends

THE MARKET

Indoor Air Quality market projected to reach close to $10 billion annually by 2025



COVID-19 gave clarity on the importance of our health

The importance of healthy building conditions is growing due to the Covid-19 pandemic. The Indoor Air Quality Market is projected to close to $10 billion by 2025 at a CAGR of 1.6% for the period of 2020-2025. According to Harvard professor, indoor pollution expert, and author of Healthy Buildings, Dr. Joe Allen, indoor environmental quality (IEQ) monitoring of commercial / public spaces is one of the greatest opportunities to generate health and wealth in our lifetime.

Over the last several years, an increase in wildfires, asthma, allergies, and airborne viruses such as COVID-19 have confirmed the urgent need to monitor and track Indoor Environmental Quality (IEQ) conditions and Indoor Air Quality (IAQ). In an effort to provide healthier and safer indoor environments and more transparency and access to the critical factors that affect indoor pollution levels, Indor tracks carbon dioxide, (CO2), particulate matter (PM 1 and 2.5), humidity, temperature and other critical healthy building metrics in order protect the most valuable asset inside the building, its occupants.

Carbon dioxide monitoring is becoming an imperative part of COVID-19 preparedness and planning. In California, for example, Governor Newsom signed California Assembly Bill AB 841 into law in September 2020, mandating indoor air quality monitoring to reduce COVID-19 transmission and infection risk. The bill requires classrooms to monitor C02 and provide an alert when the carbon dioxide levels in the classroom have exceeded 1,100 ppm.

When people exhale inside a room, carbon dioxide aerosols containing pathogens such as SARS-CoV-2 (COVID-19) from infected individuals can be used as a vehicle to increase virus concentrations in the indoor air, as shown by the University of Colorado and Harvard School of Public Health. Is it important we monitor indoor CO2 levels inside our homes, offices and classrooms, (targeting concentrations below 1,100 PPM) and provide access to this information so that high concentrations can be addressed or remedied with proper ventilation and airflow.

In addition to an increase in viral transmission as noted above, other recent studies have shown a correlation between indoor air pollution for example, high levels of carbon dioxide, and exposure to particulate matter or harmful VOCs, can lead to an increase in asthma and allergies, resulting in more sick days, and a decrease in overall student student health, lack of concentration. and even lower test scores.

According to the WHO, around 235 million people are affected by asthma, and by the end of 2025, the number is likely to rise by 100 million globally. Rise in the prevalence rate of asthma is creating a significant socioeconomic impact across the globe, which, in turn, is propelling the demand for asthma spacers.

Numerous studies have also shown an association between poor indoor air quality and heart disease. In particular, carbon monoxide, nitrogen dioxide, and fine particulate matter (PM) have been found to trigger episodes in arrhythmia patients.

Prior to the Covid-19 global pandemic, working from home was already a big trend in the workplace. The devastating novel coronavirus has forced millions of people into an accelerated work-from-home routine. At the same time, there is an emerging post Covid-19 world where people are going back to work and schools have started reopening. In this rapidly changing world, indoor air quality (IAQ) and overall healthy building conditions become critical in promoting safety, security, health, well-being, and productivity. By regularly monitoring and tracking indoor air quality metrics and key health performance indicators (HPIs), it is possible to prevent further exposure to indoor pollutants and avoid conditions that allow viruses, mold, and bacteria to flourish.

To our knowledge, no other IAQ or IEQ device on the market allows for simple remote monitoring and quick-scan access for any commercial building, with an easy-to-use share and compare feature that allows users to easily monitor and track indoor pollution exposure at frequent or favorite locations (from the home, office, classroom, or gym). Indor provides the tools necessary to easily detect dangerous pollutants and take action to remedy before occupants fall ill and become less productive. There has never been a greater need for the ability to easily monitor, access, share, compare, and promote healthy indoor environments for our homes, classrooms, and commercial buildings from any device, in real time.


Indoor Air Quality Market
~$10 Billion
by 2025

OUR TRACTION

Successful hardware prototype built

We are currently developing version 3.0 of the Indor hardware prototype and integrated software app which we expect to complete within 90 days. After initial testing and feedback, we will begin low volume manufacturing to demonstrate our proprietary IoT air monitoring sensor and technology platform on a broader test scale. We spent the last year designing, developing, building, and testing nearly a dozen V2.0 hardware prototypes, which have been collecting, analyzing, and sharing data from several commercial indoor test locations.


indôr

**Images are of the prototype product. Indor is not currently available on the market.*



Our pending patent application, entitled **A HEALTHY INDOOR ENVIRONMENT AND AIR QUALITY MONITORING SYSTEM AND METHOD FOR ACCESSING AND SHARING INFORMATION, PUBLICLY**, was filed with the United States Patent Trademark Office on February 22, 2021. By October 31, we expect phase one of the Android/iOS apps will be available for residential and commercial demonstration purposes.

WHAT WE DO

Real-time indoor pollution monitoring for homes and classrooms and remote access of indoor pollution data for commercial buildings and other public indoor locations.

When the Indor device is plugged into an outlet in your home, classroom, or business, the wireless device automatically transmits indoor pollution and indoor environmental quality data to your phone through the VizAeras app. LED lights in the device will change color according to the air quality index color code. If the building is safe, the device will light up green. If unsafe, the device's LEDs will light up in a red color and send alerts with suggestions to remedy through the app to building occupants and building owners and managers. The device can also easily integrate with smart systems for easy access through the app.


indôr

**Images are of the prototype product. Indor is not currently available on the market.*


How It Works
EASILY ACCESS
a buildings' indoor pollution levels from any device for any building in real time
EASILY SHARE
pollution data via links with family, friends, employees, customers, students
EASILY COMPARE
healthy building data & pollution exposure with other frequented locations

When the Indor device is plugged into an outlet in your building, the device automatically transmits indoor pollution and indoor environmental quality data to the VizAeras database. LED lights in the device will change color according to the air quality index color code. If the building is safe, the device will light up green. If unsafe, the device's LEDs will light up in a red color and send alerts through the app to building occupants and building owners and managers. The device is integrated with smart systems for easy access and powered by an app.


indôr

**Images are of the prototype product. Indor is not currently available on the market.*


VizAeras
Temp
Humidity
CO2
Chemicals
PM 2.5
Score
Tips
Trend
Notification

- Real-time monitoring
- Remote public access
- Share & compare building data
- Predictive analytics helps identify trends
- Analyze archived data to determine harmful exposure

Commercial users can remotely access real time indoor environment data daily on a mobile device. By adding a QR code sticker on the building door, users will have the ability to scan the QR code to access the building's healthy indoor conditions from the mobile phone app, prior to entering. If the building is healthy, the app will show a green circle with the quality rating. Real time, data can be easily shared via links with family, friends, employees, customers, and students. This process will help consumers feel safe and comfortable returning to their work spaces in a post covid-19 economy.



THE BUSINESS MODEL

Multi-billion-dollar market opportunity

During phase one, our target customers will consist of homes, classrooms, daycare, and elderly facilities. In phase two, we plan to expand our reach to retail businesses, offices, and hospitals. We have three ways we will generate revenue with our customers.

PHASE 1



100M Homes



5M Office Buildings



3M Day Cares

PHASE 2



2M Retail Businesses



132K Schools



34K Assisted Living/Hospitals

1. **Hardware device sales:** We project to sell devices with a 60%+ margin, with $179 direct sales. We are currently offering a 1 year warranty and free shipping to the continental U.S.
2. **Subscriptions:** We plan to sell monthly PAAS (platform as a service) subscriptions for households, schools, and businesses at a 15% estimated conversion rate ranging from $1.99-19.99 per month.
3. **Revenue share affiliate model:** We plan to cross sell with other affiliates, platforms, and complimentary products.

60%+ PROFIT MARGIN


$69
COGS
$179
Direct Sale

HOW WE ARE DIFFERENT

We provide easily accessible and publicly shareable building health data

To our knowledge, no other indoor environmental quality (IEQ) monitor on the market today offers the ability to easily scan a QR code for healthy building data, share building health data or links, and compare history of pollution exposure with archived data (from favorite or frequented locations).

And we scoured the internet for low-cost solutions; yes, you can buy an inexpensive air quality monitor online to track the air you breathe at home and get an alert, but you can't easily access, track, share, and compare real-time data with other family members or friends in other locations, especially without WiFi access.

You also can't easily scan and access a building's indoor pollution metrics before you enter, and you can't easily share a secure link with employees or tenants of that building to see what they are breathing.

And we couldn't find anything that allowed businesses with healthy indoor conditions to share a public link with their customers that can easily pin their location and promote their favorite restaurant or business on social media. So we designed it, built prototypes, tested it, and made some key changes based on early feedback.

And then earlier this year we filed a patent to protect our vision and approach to deliver this differentiated value.

With Indor, users can also easily access, track, share, and compare historical data and evaluate personal exposure to pollutants from various locations over time. From the bedroom and family room to the office, classroom or gym, to the movie theater, restaurant or retail store - this week, last month or last year.

We believe in the very near future homeowners, renters, caretakers, and consumers will decide where to spend valuable time and money based on access to homes or buildings with clean fresh air and healthy indoor environments.

So While Google Mapped the Great Outdoors... OUR VISION at VizAeras over the ten years is to Map, Track, and Connect "The Great Indoors" and provide transparency and real-time public access to healthy building conditions, for any public indoor space, accessible from any device, for free.
This will allow families, employees, students, and consumers to finally "SEE" and evaluate healthy building conditions before entering and monitor personal health and exposure to harmful pollutants over time.

VizAeras's goal is to monitor, track, and help optimize indoor environments - minimizing indoor pollution levels and occupant exposure - in order to maximize human health and performance in places where we live, work, learn, heal, pray, and play.

In a post Covid-19 economy, we believe homeowners, students, and consumers will demand greater transparency to healthy building conditions - it's time to make Indoor Environments Healthier, Safer, and More Accessible to Everyone.


VizAeras has
QR Scans
for building health info

Our vision to map and track The Great Indoors - where we spend 90% of our lives - combined with the unique differentiators outlined below set us apart when monitoring and providing access to the critical factors that affect a building's Indoor Environmental Quality (IEQ).

Three VizAeras Differentiators:

1. Indor provides complete transparency and access to the critical factors that affect healthy building conditions, we're talking about indoor air quality and pollution levels, and it's 2-5X worse inside than outside. Because we spend 90% of our time indoors and take ~20,000 breaths per day, what we breathe really matters. It affects our health, well-being, productivity, test scores, and even business profits!

Get complete real-time access to the healthy building metrics and overall Indoor Environmental Quality (IEQ) conditions that affect human health and performance for any location from any device for free. Scan a building QR code or access a publicly available link and 'know before you go.' Who else does that? We searched. Carefully. For a year. Couldn't find it. So we built it. And our patent pending utility application with the U.S. Patent Trademark Office covers these capabilities and more.

2. Indor provides the ability to publicly share data and links to healthy (or unhealthy) indoor building conditions and promote healthy businesses (or report bad actors) on websites such as Yelp, Glassdoor, and/or various social media platforms. This approach allows Indoor Environmental Quality (IEQ) information and links to be easily shared with family, friends, students, employees, co-workers, and customers. In a post Covid-19 world, consumers will demand greater transparency and access to information that affects their health, well-being, and personal productivity levels.

   We believe consumers have the right to know what they are breathing inside the buildings where they spend 90% of their lives (and most of their hard-earned money).

3. Indor provides users with the ability to easily compare healthy building conditions with favorite or frequented locations and monitor, analyze, and track personal exposure to harmful pollution levels at various locations over specified periods of time.

   Indor is bringing transparency and awareness to healthy building conditions with a goal of optimizing indoor environments - minimizing indoor pollution levels and occupant exposure - in order to maximize human health and performance.



No other US-made IAQ monitor offers the

ability to easily access, share & compare the factors that affect a building's IEQ

THE VISION

Bring transparency and safety to The Great Indoors

Our mission is to make indoor environments healthier, safer, and more accessible to the masses. We will be known as the company with a big vision that started a movement; mapping and tracking "The Great Indoors." We will provide awareness and monitoring of healthy indoor spaces to protect the most valuable assets inside the building: its occupants.



Click Any Icon to Access, Share, and Compare IEQ Data

Providing Public Access To Critical IEQ Metrics Can Help Identify & Predict

- Virus free spaces optimized for employee health & safety
- Consumer behavior; how & where valuable time & money are spent
- Employee productivity
- Business profits & losses

OUR LEADERSHIP

Industry leaders with a background in electronics

Our diverse and experienced team comprises passionate industry leaders with strong backgrounds in consumer electronics and product development, consumer behavior and product marketing, digital marketing, hardware and software development, intellectual property, and C-level finance and operations. We know how to innovate, focus, execute, iterate quickly based on customer feedback, and deliver value for customers and shareholders.

- **Carl Tautenhahn:** CEO and Co-Founder, Digital Marketing Expert/Strategist
- **Kevin Maloney, MBA:** COO and Co-Founder, 22+ years, finance, technology, and marketing, serial entrepreneur, UC Irvine, Pepperdine MBA
- **Gerald Tautenhahn:** CTO and Co-Founder, Product Development and IoT
- **Don Donovan, CMO:** 40+ years consumer products marketing expert from P&G and Baker Street Labs.
- **Shawn Dougherty:** Advisor/Co-Founder of Mophie, Consumer Electronics Expert
- **Kamin Samuel, MS:** Advisor/Business Coach, Masters Degree in Computer Systems
- **Frank LaFerla, Ph.D.:** Advisor/Dean of the UCI School of Biological Sciences and Chancellor's Professor in the Department of Neurobiology and Behavior



Carl Tautenhahn
CEO | Co-Founder



Kevin Maloney
COO | Co-Founder



Gerald Tautenhahn
CTO | Co-Founder



Kamin Samuel
Advisor



Frank LaFerla, Ph.D
Advisor



Shawn Dougherty
Advisor



Don Donovan
CMO

WHY INVEST

Protect the most valuable building asset: occupants

VizAeras has an experienced team with a bold vision: addressing a serious public health risk and global indoor pollution problem. With Indor, we will help provide healthy building transparency and access while improving occupant health and increasing consumer confidence to a large and growing market. It's time to protect the most valuable asset inside the building: its occupants. Our IoT sensor will allow families, employees, students, and consumers to easily access, share, compare and finally "see" healthy building conditions before they enter. Indor will help give homeowners and consumers a greater sense of safety, security, and peace of mind, before entering buildings, and provide real-time alerts with suggestions to help remedy potentially harmful pollution issues.

It's time to protect the most valuable asset inside the building:







You + Those You Love


indôr

*Images are of the prototype product. Indor is not currently available on the market.

Meet Our Team



Carl Tautenhahn

Co-Founder/CEO

Prior to founding VizAeras Inc., Carl has had more than 19 years of hands-on entrepreneurial experience. He is a co-founder of Photo Booth Options, Inc., the largest "in venue" photo booth operator in the U.S., and has owned and sold several small businesses, including a Long Beach, CA-based tourism company that was acquired in 2011, and Third Coast Construction, Inc. At 21 years old, his Texas-based concrete company achieved nearly $2M in revenues. He is also a successful mass media commercial actor appearing in many local and national advertising campaigns. Carl was born and raised in Fairchild, Texas, and has been residing in Newport Beach for the past 17 years.



Gerald Tautenhahn

Co-Founder/CTO

Prior to founding VizAeras Inc., Gerald has had more than 19 years of hands-on entrepreneurial experience. He is a co-founder of Photo Booth Options, Inc., the largest "in venue" photo booth operator in the U.S., and has owned and sold several small businesses, including a Long Beach, CA-based tourism company that was acquired in 2011, and Third Coast Construction, Inc. At 21 years old, his Texas-based concrete company achieved nearly $2M in revenues. He is also a successful mass media commercial actor appearing in many local and national advertising campaigns. Gerald was born and raised in Fairchild, Texas, and has been residing in Newport Beach for the past 17 years.



Kevin Maloney

Co-Founder/COO

Serial entrepreneur, business development, and digital marketing executive with 20+ years of experience in consumer, media, technology, and real estate with early to mid-stage private and public companies. Demonstrated track record in C-Level leadership roles managing all aspects of the business ranging from fund raising, operations, R&D and IP strategy to IR/PR, and sales and marketing. Expertise in building and motivating productive teams, and executing clear strategic plans to deliver measurable shareholder value. Strong communication and presentation abilities; led more than 1,000 early to mid-stage client and investment presentations, securing more than $90M in expansion capital for more than a dozen early stage companies that I've either started, invested in, or advised.



Don Donovan

Chief Marketing Officer

Don Donovan is an inventor, data junkie, and author of The Right to Succeed™, a marketing approach guaranteed to deliver. With 20 years of client experience at Procter & Gamble in brand, category and general management, and 15 years of marketing consulting as founder and CEO of Baker Street Solutions, Don is Baker Street's "Discovery" guru. Don's vision for how consumer behavior is translated into predictive modeling is the basis for his extraordinary career. Don's splits his time between VizAeras and Baker Street Solutions.

Offering Summary

Company	:	VizAeras Inc.
Corporate Address	:	3100 Airway Ave, Suite 121, Costa Mesa, CA 92626
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	20,000
Maximum Number of Shares Offered	:	2,140,000
Price per Share	:	$0.50
Pre-Money Valuation	:	$8,673,500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 96 hours and receive an additional 20% bonus shares

Super Early Bird

Invest within the first week and receive an additional 15% bonus shares

Early Bird

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

Tier 1

Early Access to Indor Product Pre-Launch with 10% Discount Code (limit five units).

$750+

Tier 2

Early Access to Product Pre-Launch with 20% Discount Code (limit three units).

$1,500+

Tier 3

Early Access to Indor Product Pre-Launch with 40% Discount Code (limit three units).

$3,0000+

Tier 4

Early Access to Indor Product Pre-Launch Announcements with 60% Discount Code (limit four units).

$6,000+

Tier 5

5% Bonus Shares + Early Access to Indor Product Pre-Launch with 100% Discount Code (limit six units).

$12,000+

Tier 6

10% Bonus Shares + Early Access to Indor Product Pre-Launch with 100% Discount Code (limit ten units).

$25,000+

Tier 7

15% Bonus Shares + Early Access to Indor Product Pre-Launch with 100% Discount Code (limit 15 units). PLUS...

A 2.5 hour wine and cheese Duffy electric boat cruise around Newport Harbor (Newport Beach, CA) and lunch on the water at the Cannery Restaurant with the VizAeras Founders and up to four guests. Includes one room and two night stay at the Balboa Bay Resort resort in Newport Beach, and two one hour massages at the resort spa. Air travel not included. Hotel dates and spa treatment subject to resort availability. Perk does not include room service, mini bar access, or other resort amenities.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

VizAeras Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50/share, you will receive 110 shares, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VizAeras Product Video Link and Script:

"The Great Indoors"

Come back and enjoy the great indoors. While many of us spent much of this past year cooped up indoors alone or with loved ones, it has made us realize how much we enjoy and appreciate a safe and healthy indoor environment and spending quality time with family and friends.

Did you know we spend 90% of our lives indoors and take about 20,000 breaths per day? In fact, indoor spaces shape our health and well-being and even affect business productivity and profits.

You might also be surprised to learn that indoor pollution is a real problem. There is 2-5 times greater pollution indoors than outdoors and indoor pollution is listed as a top five public health risk by the EPA.

With so much technology available at our fingertips today, we carefully monitor and track the food we eat, calories consumed, exercise, and even the quantity and quality of our sleep. Yet we don't monitor and track indoor air quality or pollution exposure inside the buildings where we live, work, and play.

We can search online and see the city's outdoor air quality and pollution levels, but metrics for indoor air quality or pollution levels inside the places where we spend most of our valuable time are not available.

We buy security cameras for our front doors to monitor our homes and protect us from outside threats but don't concern ourselves with the threats that live inside our homes, offices, and schools and retail businesses.

Introducing Indor by VizAeras. A portable IOT monitoring platform for Healthy indoor environments; access to this critical information will bring a new sense of safety, security, and peace of mind to the most valuable asset inside the building; the occupants.

The vision of VizAeras is quite simple. We want to provide easy access, full transparency to all of the healthy building data for the masses. Not just the air quality, but the whole environment, light, sound, EMF, from any device anytime, in real time free to the masses.

The question of indoor pollution and air quality is a permanent one, let's give it some clarity.

By fitting in the size of one hand, Indor can be brought into any room for peace of mind. It comes powered with an app for remotely accessing real time data on the pollutants in the air and inside environment. Now, you can easily access, share and compare indoor environmental information and empower employees, family members, students, and customers.

The indor app displays data brought forth by our proprietary IOT technology. This small, portable monitor boasts more indoor environment sensors than any other device on the market. Integration with smart systems and intelligent buildings is seamless, allowing for complete control of connected devices. Thus enabling corrective measures to be taken autonomously ensuring an optimal healthy indoor environment.

We created a really easy to read app that you can simply scan at the door with any Indor QR that’s fixed at the front door. You simply scan it, you can see what the indoor environmental condition is. If its green, its healthy, go on in. It gives you that much more confidence to know walking in there, you’re in a pretty safe spot.

There are a lot of molecules that populate the air we breathe and we created indoor to detect the most harmful ones around us like CO2 or “Carbon Dioxide” which can seriously impact our health and well-being.

We are looking to partner with passionate individuals around the world that want access to clean air and healthy indoor environments. We want to empower them with devices that are safe, secure, reliable and with that one small piece will help start the economy going again globally.

Who knew the air had so much to say?

Help us bring transparency and access to The Great Indoors and support our movement to create healthier environments for the most valuable asset inside the building.

Where are you and your family spending 90% of your lives?

It's time to trust VizAeras.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

VIZAERAS INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH. Please see attachment

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 27 day of April, 2021.

By: [signature]
Authorized Officer

Title: President

Name: Carl Tautenhahn
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:30 PM 05/03/2021
FILED 12:30 PM 05/03/2021
SR 20211558389 - File Number 7991825

Attachment to Amendment

Of

VIZAERAS INC.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is 51,000,000, of which 50,000,000 shares of par value $0.001 per share shall be designated as Common Stock and 1,000,000 shares of par value $0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.